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Filed by Qwest Communications International Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: MCI, Inc.
Commission File No.: 001-10415

        On February 28, 2005, the Wall Street Journal published the following editorial-page article written by Richard C. Notebaert, Chairman and Chief Executive Officer of Qwest Communications International Inc. ("Qwest" or the "Company" or "we" or "us" or "our").

DON'T CREATE A DUOPOLY

        On Wednesday, Capitol Hill will hold hearings on the recently announced round of mergers in the telecommunications industry. This recent flurry of transactions, as much or more than any technological development, will redefine the way Americans communicate.

        A key point should inform the committee's inquiry.

        Industry rationalization is not the same as industry concentration.    Industry rationalization promotes competition and innovation. Simply put, it provides better service cheaper. It enables customers to benefit from more service options, a higher degree of care, technological innovations and lower prices.

        But that is not the whole story because industry rationalization can easily be confused with industry concentration. Some would argue whether this is just a matter of degree. But degrees count. Clearly, there is a threshold where the bad outweighs the good. The leading indicators are not a mystery: concentration will promote size-for-sizes' sake and geographic dominance. After initial job cuts which are the by-product of combining corporate structures, concentration inflates bureaucracy, reduces pricing competition, limits innovation and works to frustrate effective regulation. The result is that the technological backbone of our country will have no safety net…no margin for error. The announced mergers of SBC-AT&T and Verizon-MCI are cases directly on point.

        If the mergers are approved, the new companies would literally dwarf their nearest competitors and will control 79 percent of the business/government segment—one of the most lucrative in our industry. The practical reality is that this scale, pricing power and overall market clout make it extremely unlikely that any other player can grow market share. Odds are these behemoths would not compete head-to-head in most local markets but would instead flex their muscles to squeeze out smaller competitors. It empties the playing field.

        These are clear cases where we are moving beyond rationalization, and will result in bringing concentration of power to a new level: less choice, less competition, massively increased pricing power. Such concentration does not rationalize and improve the market, it just ossifies it—to the disadvantage of all.

        A truly competitive playing field doesn't just strike a good balance between behemoths and niche players. It allows a variety of national competitors to meet the challenges ahead. Our antitrust laws and regulatory oversight already have the wherewithal to help the market evolve toward this outcome. Our leadership should scrutinize policy in order that it produces the proper rules and thus the proper outcome.

        My interest in this matter is by no means academic: As a bidder for MCI, Qwest has a major economic stake in the outcome of these matters. We have been an enthusiastic participant and beneficiary of the rationalizing of our markets. This management team has successfully worked very hard to rectify excesses that were part of the early stages of that process.

        We've seen what works and what doesn't. All the more reason for policymakers to look hard at these proposed massive combinations that will reduce competition and innovation and diversity. We know there is another way, a better way.

        Rather, than a duopoly, Qwest's vision is to build a competitive player that will truly contribute to choice borne out of a different approach to the marketplace and a different set of innovative products and services. Qwest-MCI would be a strong, but not dominant, local, long distance and broadband provider able to compete effectively nationwide with the combined SBC-AT&T and Verizon, which even today is a behemoth.

        That's the kind of market regulation must produce—not simply bigger, more powerful providers of indistinguishable service offerings, but real innovation with real customer focus.

        The outcome of these battles concerns more than just corporate power and bottom lines. Ultimately, the most important test is whether we create a marketplace that provides affordable, innovative communications services that empower residential and small business consumers in the Digital Age. The mega-mergers do not pass that test.

—Dick Notebaert is chairman and CEO of Qwest Communications, based in Denver

Additional Information

        This material is not a substitute for the prospectus/proxy statement Qwest and MCI, Inc. ("MCI") would file with the Securities and Exchange Commission if a negotiated agreement with MCI is reached. Investors are urged to read any such prospectus/proxy statement, when available, which would contain important information, including detailed risk factors. The prospectus/proxy statement would be, and other documents filed by Qwest and MCI with the Securities and Exchange Commission are, available free of charge at the SEC's website (www.sec.gov) or by directing a request to Qwest, 1801 California Street, Denver, Colorado, 80202 Attn: Investor Relations; or by directing a request to MCI, 22001 Loudoun County Parkway, Ashburn, Virginia 20147 Attention: Investor Relations.

        Qwest is not currently engaged in a solicitation of proxies or consents from its stockholders or from the stockholders of MCI in connection with Qwest's proposed acquisition of MCI. If a proxy or consent solicitation commences, Qwest, MCI, and their respective directors, executive officers and other employees may be deemed to be participants in such solicitation. Information about Qwest's directors and executive officers is available in Qwest's proxy statement for its 2004 annual meeting of stockholders, dated April 13, 2004. Information about MCI's directors and executive officers is available in MCI's annual report on Form 10-K for the year ended December 31, 2003. Additional information about the interests of potential participants will be included in the prospectus/proxy statement Qwest and MCI would file if a negotiated agreement with MCI is reached.

Forward Looking Statements Warning

        This Current Report on Form 8-K may contain projections and other forward-looking statements that involve risks and uncertainties. These statements may differ materially from actual future events or results. Readers are referred to the documents filed by us with the Securities and Exchange Commission, specifically the most recent reports which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements, including but not limited to: access line losses due to increased competition, including from technology substitution of our access lines with wireless and cable alternatives; our substantial indebtedness, and our inability to complete any efforts to de-lever our balance sheet through asset sales or other transactions; any adverse outcome of the current investigation by the U.S. Attorney's office in Denver into certain matters relating to us; adverse results of increased review and scrutiny by regulatory authorities, media and others (including any internal analyses) of financial reporting issues and practices or otherwise; rapid and significant changes in technology and markets; any adverse developments in commercial disputes or legal proceedings, including any adverse outcome of current or future legal proceedings related to matters that are the subject of governmental investigations, and, to the extent not covered by insurance, if any, our inability to satisfy any resulting obligations from funds available to us, if any; potential fluctuations in quarterly results; volatility of our stock price; intense competition in the markets in which we compete including the likelihood of certain of our competitors emerging from bankruptcy court protection, consolidating with others or otherwise reorganizing their capital structure to more effectively compete against us; changes in demand for our products and services; acceleration of the deployment of advanced new services, such as broadband data, wireless and video services, which could require substantial expenditure of financial and other resources in excess of contemplated levels; higher than anticipated employee levels, capital expenditures and operating expenses; adverse changes in the regulatory or legislative environment affecting our business; and changes in the outcome of future events from the assumed outcome included in our significant accounting policies; our ability to utilize net operating losses in projected amounts; and our inability to provide any assurance as to whether we will be successful in our effort to acquire MCI, whether in the event of an acquisition we realize synergies in the amounts, at the times and at the related costs projected and whether regulatory approvals will be received within the timeframe projected and that such approvals will not be materially adverse to the projected operations of the combined company following the merger.

        The information contained in this Current Report on Form 8-K is a statement of Qwest's present intention, belief or expectation and is based upon, among other things, the existing regulatory environment, industry conditions, market conditions and prices, the economy in general and Qwest's assumptions. Qwest may change its intention, belief or expectation, at any time and without notice, based upon any changes in such factors, in Qwest's assumptions or otherwise. The cautionary statements contained or referred to in this Current Report on Form 8-K should be considered in connection with any subsequent written or oral forward-looking statements that Qwest or persons acting on its behalf may issue. This Current Report on Form 8-K may include analysts' estimates and other information prepared by third parties for which Qwest assumes no responsibility.

        Qwest undertakes no obligation to review or confirm analysts' expectations or estimates or to release publicly any revisions to any forward-looking statements and other statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

        By including any information in this Current Report on Form 8-K, Qwest does not necessarily acknowledge that disclosure of such information is required by applicable law or that the information is material.

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